02036559

FORM 6-K

5/1/02

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2002.

The Toronto-Dominion Bank
(Translation of registrant's name into English)

P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ________ Form 40-F ___√___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___√___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

This Form 6-K is incorporated by reference into the Registration Statement on Form F-3 of The Toronto-Dominion Bank dated February 21, 2002.

Thursday, May 16, 2002

TD BANK FINANCIAL GROUP REPORTS EARNINGS IN LINE WITH GUIDANCE ISSUED APRIL 30th, 2002

Second Quarter Highlights

- On an operating cash basis[1], diluted earnings per share for the second quarter were $.45, compared with $.83 in the same period last year. On a reported basis[2], diluted earnings per share for the second quarter were $.20 compared with $.56 for the same period last year.
- On an operating cash basis, return on common equity for the quarter was 9.7%, compared with 18.7% for the same quarter last year. On a reported basis, return on common equity for the quarter was 4.4%, compared with 12.8% for the same quarter last year.
- Operating cash basis net income for the quarter was $313 million, compared with $546 million for the same quarter last year. Reported net income applicable to common shares was $132 million for the quarter, compared with $359 million for the same quarter last year.

(For financial results, which include both operating cash and reported earnings, please see table on page 6.)

TORONTO – TD Bank Financial Group today announced results for the second quarter of fiscal 2002.

"Overall TD's earnings fall significantly short of our expectations and are reflective of the challenges we faced during a difficult credit cycle, further weakening in the telecommunications industry and declining capital market activity," said TD Chairman and Chief Executive Officer A. Charles Baillie.

"Despite these challenges, we believe that our businesses are well positioned for future growth as we work towards building the leading Canadian-based North American financial services company," he added.

[1]Operating cash basis and reported results referenced in this news release are explained in detail on page 5 under the "How the Bank Reports" section. The Second Quarter Report to Shareholders, which will be posted on the Bank's website, www.td.com, on May 16, 2002, consists of both operating cash and reported results.
[2]Reported results are prepared in accordance with Generally Accepted Accounting Principles (GAAP).

Corporate & Public Affairs
TD Bank, P.O. Box 1
Toronto-Dominion Centre
Toronto, Ontario M5K 1A2
(416) 982-8578
Fax: (416) 982-6335
or (416) 982-5051

Internet web site:
http://www.tdbank.ca
Internet e-mail:
tdinfo@tdbank.ca

Affaires internes et publiques
Banque TD, C.P. 1
Toronto-Dominion Centre
Toronto, Ontario M5K 1A2
(416) 982-8578
Télécopieur : (416) 982-6335
ou (416) 982-5051

Internet – site web :
http://www.tdbank.ca
Internet – courrier électronique :
tdinfo@tdbank.ca

TD also announced today, effective November 1, 2002, it intends to report stock option awards as compensation expense. "With the introduction of a new Canadian standard on stock-based compensation, we believe the time is right to change the way in which we account for options," Baillie noted. "Option awards are a part of compensation and should be treated in a similar manner to other compensation expenses."

Credit Quality

At the end of the quarter, TD announced an increase in its provision for credit losses for the quarter to $400 million as a result of recent developments in the telecommunications sector and instability in Argentina. In addition, TD estimated that its provision for credit loss for fiscal 2002 would increase from the previously announced range of $1.1 billion to $1.2 billion, to a range of $1.1 billion to $1.3 billion.

Processing challenges in the payment and collection of personal loans that had contributed to increased provisions for credit loss during the first quarter, were successfully addressed during the second quarter, resulting in resolution of this issue.

Business Segment Quarterly Highlights

From our customers' perspective, the focus on a comfortable banking experience in the fully-integrated retail operations of TD Canada Trust has resulted in a quarter-over-quarter increase of 2.5 percentage points in the Customer Satisfaction Index (CSI). This latest increase in the CSI has returned this important indicator to pre-integration levels from the anticipated dip experienced during the integration process.

Narrower margins in lending products, coupled with fewer business days in the second quarter, resulted in more modest revenue generation from TD Canada Trust, as compared to the prior quarter. During the quarter, on an operating cash basis, revenue declined by 4% while expenses declined by 1%, as compared to the prior quarter. Operating cash expenses increased by 4% compared to the same quarter a year ago due to investments in customer service and process improvement initiatives, offsetting expense synergies from branch mergers. As a result, the operating efficiency ratio weakened by two percentage points to 60%. With payment and collection processing issues addressed, TD Canada Trust reported a lower provision for credit losses of $115 million, down $23 million from the previous quarter. Lower commissions on sales of TD Wealth Management products coupled with modest growth in lending volumes resulted in flat year-over-year revenues.

TD Canada Trust enjoyed a strong RRSP season with net sales volume in registered accounts up 11% year-over-year. Over the same period, non-term deposit market share rose 114 basis points and is trending favourably, largely as a result of the popularity of TD Canada Trust's Guaranteed Investment Account product.

TD Securities posted poor returns in the quarter as a result of higher loan losses and writedowns in its private equity portfolio. TD Securities' trading businesses posted solid performances in the quarter although down from an exceptionally strong first quarter. Fixed income generated particularly strong revenues with investment banking also performing well.

TD Securities led a number of new debt and equity issues, including the $151 million common share issue for IPSCO Inc. and the $125 million initial public offering of Skylon Capital Yield Trust, a tax-efficient retail-oriented issue designed to leverage the positive outlook for the high yield debt market.

During the quarter, the previously announced acquisitions of the securities trading technology platform and listed equity options market-making businesses of the Stafford group of firms and the LETCO group closed, making TD Securities the second largest equity option market-maker in North America.

In Canada, TD continues to work towards the launch of the three pillars of its Wealth Management businesses under the TD Waterhouse brand starting in July 2002. Also, assets under management remained steady for TD Wealth Management, at $123 billion, despite difficult markets. TD Waterhouse, now reporting as part of TD's Wealth Management group, continued to produce global results consistent with the market difficulties facing the online brokerage sector.

During the quarter, TD Waterhouse and Advent Software Inc. announced the formation of an alliance whereby Advent will provide TD Waterhouse with software and application tools to provide its independent investment advisors in the U.S. with an enhanced portfolio management solution. Also during the quarter, TD Waterhouse launched a comprehensive online New Issues Centre in Canada. Available through WebBroker, this service is the only one in Canada that allows investors to have full access to new issues. In the New Issues Centre, TD Waterhouse clients can review a list of current and historical offerings, including prospectuses, and immediately place an expression of interest all within one single trading platform. This quarter also saw TD Waterhouse in the U.S. launch pre-market trading.

-30-

For further information, please contact:
Dan Marinangeli
Executive Vice President and Chief Financial Officer
(416) 982-8002

Scott Lamb
Vice President, Investor Relations
(416) 982-5075

Online investor presentation: Full financial statements and a presentation to investors and analysts (available on May 16) are accessible on the TD Bank Financial Group website www.td.com/investor/earnings.html (Earnings Reports) and www.td.com/investor/analyst.html (Analysts Presentations).

Webcast of call: A live audio and video internet webcast of TD Bank Financial Group's quarterly earnings conference call with investors and analysts will take place on May 16, 2002 at 3:00 p.m. EDT. The call will be webcast via the TD Bank Financial Group website at www.td.com. In addition, recordings of the presentations will be archived on TD's website following the webcast and will be available for replay for a period of at least one month.

Quarterly earnings conference call: Instant replay of the teleconference will be available from May 16 to June 16, 2002. Please call 1-877-289-8525 toll free, in Toronto (416) 640-1917, passcode 182634#.

Software required for webcast: A Netscape 3.0 browser or better is required to access the webcast via the internet. To access the webcast, Real Player is required. To download Real Player, go to www.td.com and click on "Second Quarter Results, Live Audio and Video Webcast." Once you have submitted the sign-in page, you can then download the Real Player software, if necessary.

REVIEW OF OPERATING PERFORMANCE

How the Bank Reports

The Bank prepares its financial statements in accordance with Canadian generally accepted accounting principles (GAAP), which are presented on pages 10 to 15 of the Bank's Second Quarter Report to Shareholders and are available at www.td.com. The Bank refers to results prepared in accordance with GAAP as the "**reported basis**".

In addition to presenting the Bank's results on a reported basis, the Bank also utilizes the "**operating cash basis**" to assess each of its businesses and to measure overall Bank performance against targeted goals. The definition of operating cash basis begins with the reported GAAP results and then excludes the impact of the special gain on the sale of the mutual fund record keeping business in the first quarter 2002, restructuring costs related to acquisitions and significant business restructuring initiatives (TD Securities in the fourth quarter 2001, TD Waterhouse in the third quarter 2001 and Newcrest in the first quarter 2001), the effects of future tax rate reductions on future tax balances in the first and the third quarter 2001, and the effect of real estate gains and general allowance increases in the first and the second quarter 2001. The Bank views these restructuring costs and special items as transactions that are not part of the Bank's normal daily business operations and are therefore not indicative of trends. In addition, the Bank also excludes non-cash charges related to goodwill and identified intangible amortization from business combinations. Consequently, the Bank believes that the operating cash basis provides the reader with an understanding of the Bank's results that can be consistently tracked from period to period.

As explained, operating cash basis results are different from reported results determined in accordance with GAAP. The term "operating cash basis results" is not a defined term under GAAP, and therefore may not be comparable to similar terms used by other issuers. The table on the following page provides a reconciliation between the Bank's operating cash basis results and reported results.

Net Income

Operating cash basis net income for the quarter was $313 million, a decrease of $233 million from the same quarter last year. On an operating cash basis, basic earnings per share were $.46 this quarter, compared with $.84 in the same quarter last year and diluted earnings per share were $.45 compared with $.83 a year ago. Operating cash basis return on total common equity was 9.7% for the quarter as compared with 18.7% last year.

Reported net income applicable to common shares was $132 million for the second quarter, compared with $359 million in the same quarter last year. Reported basic earnings per share were $.20 in the quarter compared with $.57 in the same quarter last year. Reported diluted earnings per share were $.20 in the quarter compared with $.56 in the same quarter a year ago. Reported return on total common equity was 4.4% for the quarter as compared with 12.8% last year.

Reconciliation of Operating Cash Basis Results to Reported Results

	For the three months ended Apr. 30		For the six months ended Apr. 30	
(unaudited, millions of dollars)	**2002**	**2001**	**2002**	**2001**
Net interest income (TEB)	$ 1,368	$ 1,088	$ 2,629	$ 2,148
Provision for credit losses	(400)	(120)	(725)	(240)
Other income	1,189	1,559	2,819	3,275
Non-interest expenses excluding non-cash goodwill/ intangible amortization and restructuring costs	(1,687)	(1,726)	(3,478)	(3,464)
Provision for income taxes (TEB)	(147)	(242)	(387)	(573)
Non-controlling interest	(10)	(13)	(19)	(31)
Net income – operating cash basis	$ 313	$ 546	$ 839	$ 1,115
Preferred dividends	(21)	(21)	(42)	(41)
Net income applicable to common shares – operating cash basis	$ 292	$ 525	$ 797	$ 1,074
Special increase in general provision, net of tax	–	(96)	–	(208)
Gain on sale of record keeping business, net of tax	–	–	14	–
Gain on sale of investment real estate, net of tax	–	163	–	275
Restructuring costs, net of tax	–	–	–	(32)
Income tax expense from income tax rate changes	–	–	–	(50)
Net income applicable to common shares – cash basis	292	592	811	1,059
Non-cash goodwill amortization, net of tax	–	(48)	–	(92)
Non-cash intangible amortization, net of tax	(160)	(185)	(324)	(191)
Net income applicable to common shares – reported basis	$ 132	$ 359	$ 487	$ 776
(dollars)				
Basic net income per common share – operating cash basis	$ .46	$ .84	$ 1.25	$ 1.72
Diluted net income per common share – operating cash basis	.45	.83	1.23	1.70
Basic net income per common share – reported basis	.20	.57	.76	1.24
Diluted net income per common share – reported basis	.20	.56	.75	1.22

Certain comparative amounts have been reclassified to conform with current year presentation.

Net Interest Income

Net interest income on a taxable equivalent basis was $1,368 million this quarter, a year-over-year increase of $280 million. Net interest income reported by TD Securities increased by $233 million as compared to the same quarter a year ago, primarily relating to a higher level of interest income from trading activities. The increase in net interest income was also attributable to TD Canada Trust, where personal loan volumes – excluding securitizations – increased by approximately $4 billion from a year ago. The TD Canada Trust net interest margin increased by 1 basis point to 3.40% as compared to a year ago. Partly offsetting the increase in net interest income in TD Securities and TD Canada Trust was a decline in net interest income at TD Wealth Management. Net interest income reported by TD Wealth Management – primarily related to margin loan balances – declined by $10 million this quarter compared with a year ago.

Credit Quality and Provision for Credit Losses

During the quarter, the Bank expensed $400 million through the provision for credit losses compared with $120 million in the same quarter last year, excluding the special addition to the general allowance in the second quarter 2001 of $150 million. The increased provision for credit losses for the second quarter 2002 is primarily related to adverse developments in the telecommunication sector and further deterioration in Argentina.

The estimate for the 2002 full-year provision for credit losses is in the range of $1.1 billion to $1.3 billion, up from the $620 million recorded last year (excluding special additions to the general allowance in the first and second quarter 2001 amounting to $300 million in total). The upper end of the range is $100 million higher than the Bank's estimate established in the first quarter. The allowance for credit losses exceeded gross impaired loans by $41 million at the end of the quarter, compared with a $53 million excess at October 31, 2001. The Bank's total accumulated general allowance for credit losses amounted to $1,186 million at quarter end, relatively unchanged from October 31, 2001. General allowances are maintained at a level adequate to absorb all credit-related losses not yet identified in the Bank's portfolio relating to both loans and off-balance sheet instruments and qualify as Tier 2 capital – to an amount equal to 87.5 basis points of risk-weighted assets – under guidelines issued by the Office of the Superintendent of Financial Institutions.

Other Income

Other income was $1,189 million, a decrease of $370 million or 24% from the same quarter last year, after excluding special gains from the sale of investment real estate assets a year ago. In the second quarter of 2001, the Bank completed the sale of certain investment real estate assets for a pre-tax gain, net of deferrals, of $200 million. The Bank has excluded this special gain in analyzing its performance given that the sale of the investment real estate assets is not a recurring event. Reported other income was $1,189 million for the current quarter, a decrease of $570 million from the same quarter last year.

The decline in other income reflects a year-over-year decrease in self-directed brokerage revenues of $20 million or 8%, due to a drop in average trades per day from 124,000 to 104,000. The net investment securities losses amounted to $12 million in the current quarter as compared to net investment securities gains of $13 million in the same quarter last year. During the quarter, the Bank recorded merchant banking security writedowns of $115 million due to impairment of investments, primarily related to the telecommunication sector. The market value surplus over book value of our equity investment securities portfolio was $412 million at the end of the quarter, compared to $330 million at October 31, 2001. Equity sales and trading revenues decreased by $12 million or 57% as compared to a year ago, as a result of the weaker economy in the second quarter of 2002. Trading related income generated by TD Securities – which is the total of trading income reported in other income and the net interest income on trading positions reported in net interest income – was $304 million for the quarter, a decrease of $58 million or 16% as compared to a year ago. Somewhat offsetting the overall decline in other income was an increase in revenues from mergers and acquisitions, which increased by $7 million or 50% as compared to a year ago. Insurance revenues increased by $10 million or 12% as compared with the same quarter last year, to reach $96 million. Income from loan securitizations, however, declined by $24 million or 34% as compared to a year ago, as a result of lower levels of securitized assets. Also contributing to the overall decline in other income was a decrease in property rental income of $13 million or 81% as the Bank sold substantially all of its investment real estate in fiscal 2001.

Non-Interest Expenses

Total operating cash expenses decreased by $39 million from a year ago to $1,687 million. Operating cash expenses exclude non-cash goodwill and purchase-related intangible amortization and restructuring costs related to acquisitions and significant business restructuring initiatives. On a reported basis, expenses decreased by $165 million from a year ago to $1,944 million. In the second quarter 2002, the impact of non-cash goodwill and purchase-related intangible amortization on the Bank's reported expenses was $257 million compared with $383 million in the same quarter a year ago. Beginning in fiscal 2002, the Bank discontinued the amortization of goodwill as a result of the adoption of a new accounting standard on goodwill and intangible assets.

On an operating cash basis, the Bank's overall efficiency ratio weakened to 66% in the current quarter from 65.2% the same quarter a year ago. The Bank's consolidated efficiency ratio is impacted by shifts in its business mix. The efficiency ratio is viewed as a more relevant measure for TD Canada Trust, which had an efficiency ratio of 60% this quarter as compared with 58% a year ago, after excluding non-cash items and funding costs for the acquisition of Canada Trust.

The Bank's operating cash effective tax rate, on a taxable equivalent basis, was 31.3% for the quarter compared to 30.2% in the same quarter a year ago.

Balance Sheet

Total assets were $301 billion at the end of the second quarter, $13 billion or 4% higher than as at October 31, 2001. Higher securities volumes from securities purchased under resale agreements contributed $12 billion of the increase in total assets. Personal loans, including securitizations, increased by $2 billion, primarily attributable to a solid performance in the real estate secured personal loan portfolio at TD Canada Trust. At the end of the second quarter, residential mortgages, including securitizations, remained unchanged at $66 billion, as compared with year end.

Personal non-term deposits grew by $5 billion from October 31, 2001 to reach $51 billion, with TD Canada Trust accounting for the majority of this increase. Personal term deposits decreased by $1 billion, while securities sold under repurchase agreements increased by $7 billion.

Capital

As at April 30, 2002, the Bank's Tier 1 capital ratio was 8.2%, compared with 8.4% at October 31, 2001. Risk-weighted assets decreased during the period ended April 30, 2002 by an amount of $1 billion, as compared to year end. However, Tier 1 capital declined from $10.6 billion as at year end to $10.4 billion, primarily as a result of acquiring the 11% minority interest in the TD Waterhouse Group, Inc. common shares – partially funded by the $400 million common share issuance in the first quarter – and the Stafford and LETCO acquisitions. Consequently, the Tier 1 capital ratio decreased.

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: May 16, 2002

By ______________________
Name: Norie C. Campbell
Title: Associate Vice President